     James E. Williams
     To Call Writer Directly:
     (202) 879-5913
     James_Williams@Kirkland.com

                                  May 19, 1999

VIA EDGAR AND REGULAR MAIL
--------------------------

Mr. Sean Kline
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Radio One, Inc. Registration Statement on Form S-1; File No. 333-74749
          ----------------------------------------------------------------------

Dear Mr. Kline:

     Pursuant to Rule 477, as promulgated under the Securities Act of 1993, as amended, by the Securities and Exchange Commission, on behalf of Radio One, Inc., we hereby request that its Registration Statement on Form S-1, with respect to the initial public offering of shares of Senior Cumulative Exchangeable Preferred Stock due 2011 and the Subordinated Exchange Debentures due 2011 (collectively, the "Preferred Securities") be withdrawn. Due to lower than expected market demand for the Preferred Securities and favorable pricing and strong demand for Radio One's Common Stock offering, Radio One has elected to terminate its offering of the Preferred Securities.

     Should you have any questions or comments, please contact me at 202-879-
5913.

                                    Best Regards,

                                    /s/ James E. Williams
                                    ---------------------
                                    James E. Williams



cc:  Scott R. Royster
     Richard L. Perkal, Esq.